

August 1, 2014

Via E-mail
Christopher H. Volk
President and Chief Executive Officer
STORE Capital Corporation
8501 East Princess Drive, Suite 190
Scottsdale, Arizona 85255

> **Re:** **STORE Capital Corporation**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-11**
> **Submitted July 14, 2014**
> **CIK No. 0001538990**

Dear Mr. Volk:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note footnote (3) on page 10 that, as of March 31, 2014, $1.88 billion of your total assets were held in bankruptcy remote, special purpose entities as well as your disclosure on page 12 that, as of March 31, 2014, $1.5 billion of your assets have been pledged to secure long-term borrowings of your subsidiaries. We further note your statement on page 53 that a substantial portion of your real estate investment portfolio serves as collateral for outstanding borrowings. Please revise to quantify, in the summary and on page 53, the substantial portion of your real estate investment portfolio that serves as collateral for outstanding borrowings, including specifying the borrowings.

2.   We note your response to comment 4 of our letter dated June 3, 2014. Please revise your summary risk factors on page 12 to briefly describe the risks associated with your financing structure, including overcollateralization, and clarify that you have the right to receive cash flows from your properties only after note holders have received payment.

3.   We note your continued acquisition activity. Please provide us with an updated analysis of any financial statement requirements for individually insignificant acquisitions made after December 31, 2013. Also, please confirm that you include triple-net lease properties that have a rental history, if any, in this analysis.

Use of Proceeds, page 39

4.   Please revise your disclosure to provide the approximate amount of proceeds to be used for each purpose listed. With respect to your intention to repay amounts outstanding under your credit facility, please revise to clarify if you intend to pay all amounts outstanding and set forth the interest rate and maturity of such indebtedness. Refer to Item 504 of Regulation S-K.

Distribution Policy, page 40

5.   We note your response to comment 1 of our letter dated June 3, 2014 regarding the update of disclosures related to your Distribution Policy. Please tell us the basis for the amount used in adjustment 8 for scheduled contractual property improvement obligations and clarify if the amount is for property and tenant improvements. Also, reconcile the amount to the disclosure on page F-24 which states that you have approximately $28.6 million in commitments to fund improvements to real estate properties previously acquired. Also, advise us of your historical experience regarding non-contractual improvement expenditures, if any.

6.   Please provide us with a sensitivity analysis of the assumption used in adjustment 1 for the assumed change in CPI.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Christopher H. Volk
STORE Capital Corporation
August 1, 2014
Page 3

       You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Adviser, at (202) 551-3673 or Jennifer Gowetski at (202) 551-3386 with any other questions.

                          Sincerely,

                          /s/ Jessica Barberich

                          Jessica Barberich
                          Assistant Chief Accountant

cc: Brian V. Caid
        Kutak Rock LLP